

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 10, 2004

Joan Lewis
3473 Mandeville Canyon Road
Los Angeles, CA 90049

| | |
|---|---|
| Act: | 1934 |
| Section: | |
| Rule: | 14A-8 |
| Public Availability: | 2/10/2004 |

Re: Amgen, Inc.
Reconsideration request dated January 23, 2004

Dear Ms. Lewis:

This is in response to your letter dated January 23, 2004 concerning the shareholder proposal submitted to Amgen by Joan Lewis. We also have received a letter from the company dated February 4, 2004. On January 12, 2004, we issued our response expressing our informal view that Amgen could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,






Martin P. Dunn
Deputy Director

Enclosures

cc: Tricia L. Emmerman
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007

3/8/54

633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

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February 4, 2004

File No. 022042-0077

**VIA COURIER**

**CORRESPONDENCE REGARDING NO ACTION REQUEST**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amgen, Inc.
Omission of Stockholder Proposal

Ladies and Gentlemen:

We are writing on behalf of our client, Amgen Inc. (the "Company"), with regard to the shareholder proposal and supporting statement (the "Proposal") submitted by Joan Lewis, Esq. (the "Proponent") for inclusion in the Company's proxy statement (the "Proxy Statement") for the Company's Annual Meeting of Stockholders scheduled to be held on May 13, 2004 (the "2004 Annual Meeting"). On December 22, 2003 we submitted a request on behalf of the Company (the "No-Action Request") seeking confirmation from the Office of the Chief Counsel of the Division of Corporation Finance that no enforcement action would be recommended to the Securities and Exchange Commission based on the omission of the Proposal from the Proxy Statement. A copy of the No-Action Request is attached hereto as Exhibit A. On January 12, 2004 the Office of Chief Counsel of the Division of Corporation Finance issued a response to the No-Action Request (the "Response," a copy of which is attached hereto as Exhibit B) stating that there appears to be some basis for our view that the Company may exclude the proposal under Rule 14a-8(f). The Office of Chief Counsel noted in particular that the proposal "appears to exceed the 500-word limitation imposed by Rule 14a-8(d)," and that, accordingly, the Office of Chief Counsel will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rules 14a-8(f) and 14a-8(d).

On the date that Proponent received a copy of the Response from the Division of Corporation Finance, we received a call from her representative claiming that Proponent did not receive her copy of the No-Action Request. We note that Proponent was copied on the letter, and is noted as a cc: below the signature on the letter. Proponent's copy of the No-Action Request was sent to her by first class mail on December 23, 2003. Attached as Exhibit C is an affidavit of mailing attesting to the mailing of the Proponent's copy to the Proponent on that date to the address she specified as her address in her November 26, 2003 correspondence to the Company. Furthermore, a copy of the No-Action Request Letter was also mailed to the Company on the same date by the same means at the same time, and the Company has confirmed receipt of its copy in a timely manner.

By letter dated January 23, 2004 to Mr. Dunn at the Office of Chief Counsel, Proponent requested that the Division of Corporation Finance withdraw its no enforcement action decision based on a "procedural defect." A copy of the Proponent's letter to Mr. Dunn is attached hereto as Exhibit D. We note that Proponent's premise, *i.e.,* that there was a procedural defect by the Company, is incorrect. As noted above, a copy of the No-Action Request was sent to Proponent at the address she indicated in her previous correspondence. The applicable rule, Rule 14a-8(j), does not specify any particular means of delivery. In fact, Proponent has by her own actions acknowledged such means of delivery as acceptable, for Proponent sent us a copy of her January 23, 2003 letter to Mr. Dunn by means of regular mail.

Furthermore, since the Proposal exceeded the 500-word limitation of Rule 14a-8(d) and there is no dispute that, despite being given sufficient notice by the Company (by letter dated November 21, 2003) that Proponent's original Proposal exceeded the 500-word limitation and an opportunity to cure that defect in accordance with the applicable rules, Proponent's second submission of the Proposal to the Company still exceeded 500 words, there is no action that Proponent could have taken, or argument that Proponent could have made, to overcome our conclusion that the Company is permitted to exclude the Proposal from the Proxy Statement in reliance on Rules 14a-8(f) and 14a-8(d). The applicable rules do not provide for a second opportunity to cure a Rule 14a-8(d) defect.

The Company continues to believe that the Proposal may be properly excluded from its Proxy Statement pursuant to Rule 14a-8. We respectfully request on behalf of the Company confirmation from the Office of the Chief Counsel of the Division of Corporation Finance that the Company may continue to rely on its Response, which stated that no enforcement action will be recommended to the Securities and Exchange Commission based on the omission of the Proposal from the Proxy Statement.

We would appreciate a response from the Office of Chief Counsel as promptly as possible. Should the Office of Chief Counsel disagree with the conclusions set forth in this letter or require additional information in support of our conclusions, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (213) 891-8190, if we can be of any further assistance in this matter.

Very truly yours,



Tricia L. Emmerman
of LATHAM & WATKINS LLP

cc: Ms. Joan Lewis, Esq.
Ellen L. Gams, Esq., Amgen Inc.
Steven M. Odre, Esq., Amgen Inc.

# EXHIBIT A

## NO-ACTION REQUEST LETTER DATED DECEMBER 22, 2003

633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

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December 22, 2003

File No. 030678-0077

<u>VIA COURIER</u>

**NO ACTION REQUEST**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549


DEC 22 2003

Re: Amgen, Inc.
<u>Omission of Stockholder Proposal</u>

Ladies and Gentlemen:

We are writing on behalf of our client, Amgen Inc. (the "Company"), with regard to the shareholder proposal and supporting statement (the "Proposal") submitted by Joan Lewis, Esq. (the "Proponent") for inclusion in the Company's proxy statement (the "Proxy Statement") for the Company's Annual Meeting of Stockholders scheduled to be held on May 13, 2004 (the "2004 Annual Meeting"). A copy of the Proposal as first submitted by the Proponent is attached hereto as Exhibit "A." The Company believes that the Proposal may be properly excluded from its Proxy Statement pursuant to Rule 14a-8. We respectfully request on behalf of the Company confirmation from the Staff of the Division of Corporation Finance that no enforcement action will be recommended to the Securities and Exchange Commission based on the omission of the Proposal.

**The Proposal Exceeds the 500-Word Limit of Rule 14a-8(d)**

The Company believes that, in accordance with Rule 14a-8, it may exclude the Proposal from its Proxy Statement because, despite notice from the Company to the Proponent and an opportunity to cure, the Proposal does not comply with the 500 word limit provided for in Rule 14a-8(d). Rule 14a-8(d) specifically provides that a proposal and its supporting statement in the aggregate shall not exceed 500 words. If a shareholder's proposal exceeds 500 words,

Rule 14a-8(f) provides that a company may exclude the proposal if, within 14 calendar days of receiving the proposal, the company: (1) notifies the shareholder of the defect and the time frame for receiving a response (14 calendar days from receipt of notification) and (2) the shareholder fails to adequately correct the defect within the statutory time period

*Company Compliance with Procedural Requirements; Proponent Failure to Cure Defect*

On November 12, 2003, the Company received the Proponent's Proposal for the 2004 Annual Meeting. In accordance with Rule 14a-8(f), on November 21, 2003 the Company responded with a letter to the Proponent requesting that she substantiate her eligibility to submit a shareholder proposal and comply with the requirement that a shareholder proposal, including any accompanying supporting statement, not exceed 500 words. In that letter, the Company notified the Proponent that her failure to comply with these requests within 14 calendar days from the date of her receipt of the letter would provide the Company a basis to omit the Proposal from the Proxy Statement. A copy of the Company's letter to the Proponent is attached hereto as Exhibit "B."

On December 8, 2004, the Company received a response from the Proponent submitting a revised proposal. A copy of the Proponent's response, including a copy of the Proponent's revised proposal, is attached hereto as Exhibit "C." Despite Proponent's claim of compliance with the Rule 14a-8(d) limitation on length, the Proponent's revised Proposal exceeds 500 words. Using a method of calculation favorable to the Proponent, not counting the words in the heading or the numbers used to enumerate certain paragraphs, and counting hyphenated words as one word, the revised Proposal numbers 511 words. Using the method of calculation supported by the SEC, counting every word in the proposal and supporting statement, including numbers used to enumerate paragraphs,[1] words such as "whereas" and "resolved,"[2] and counting hyphenated words as two or more words,[3] the revised Proposal numbers 518 words. Both methods count from the words immediately following the heading ("This Proposal . . .") and to and including the words "animal tests" at the end of the last paragraph of the revised Proposal.

*Applicable Authority*

The Company's exclusion of the Proposal based on Proponents' noncompliance with Rule 14a-8(d) is consistent with the position the Staff of the Securities and Exchange Commission has taken with respect to the omission of shareholder proposals by other companies on the same basis. For example, in a No-Action letter concerning a proposal submitted to Northrop Grumman Corp. ("Northrop"), the Staff stated that it would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if Northrop

[1] *See* Staten Island Bancorp (*pub. avail.* Mar. 21, 2000).

[2] *See* Exchange Act Release No. 20,091, 28 SEC Dock. 798, 801 (1983).

[3] *See* Minnesota Mining and Manufacturing Company (*pub. avail.* Feb. 27, 2000).

omitted the proposal from its proxy materials.[4] In *Northrop*, as in the present case, the proponent was given the requisite opportunity to reduce the length of the proposal to 500 words and failed to do so. The Staff determined that there was a basis for Northrop's view that it could rightfully exclude the shareholder's proposal from its proxy statement.

Additional No-Action letters evidence the Staff's position that a proponent's failure to comply with a registrant's request to limit the length of a proposal is sufficient grounds for exclusion. For example, in a No-Action Letter to the Amoco Corporation ("Amoco Corp."), the Staff allowed Amoco Corp. to omit a proposal that was only one word over the limit.[5] In a No-Action Letter to Aetna Life and Casualty Company, the Staff permitted exclusion of a shareholder proposal where the proponent attempted to circumvent the 500 word limit by using charts and graphs.[6]

**Conclusion**

Based on Rule 14a-8(d) and the aforementioned precedent, the Company may omit the Proposal from the 2004 Proxy Statement due to the Proponent's failure to decrease the length of the Proposal to 500 words. The Company respectfully requests that the Staff not recommend any enforcement action if the Company excludes the Proposal for the reasons set forth in this letter.

Six copies of this letter and the exhibits hereto, including the Proposal as originally submitted and as revised, are included herewith in accordance with Rule 14a-8(j). By copy of this letter to the Proponent, we are advising her of the Company's intent to exclude the Proposal from the Proxy Statement. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed pre-addressed, postage paid envelope.

We would appreciate a response from the Staff as promptly as possible. Should the Staff disagree with the conclusions set forth in this letter or require additional information in support of our conclusions, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

---

[4] *See* Northrop Grumman Corp. (*pub. avail.* Mar. 17, 2000).

[5] *See* Amoco Corp. (*pub. avail.* Jan 22, 1997).

[6] *See* Aetna Life and Casualty Co. (*pub. avail.* Jan. 18, 1995).

LATHAM & WATKINS LLP

Please do not hesitate to call me at (213) 891-8190, if we can be of any further assistance in this matter.

Very truly yours,



Tricia L. Emmerman
of LATHAM & WATKINS LLP

cc: Ms. Joan Lewis, Esq.
Ellen L. Gams, Esq., Amgen Inc.
Steven M. Odre, Esq., Amgen Inc.

## EXHIBIT A

## PROPONENT JOAN LEWIS, ESQ.'S SHAREHOLDER PROPOSAL
(as originally submitted)

**JOAN LEWIS, ESQ.**
3473 Mandeville Canyon Road
Los Angeles, California 20003
Tel. (310) 476-5065
Fax (310) 476-3457


DEC 2 2 2003

November 10, 2003

***BY OVERNIGHT COURIER***

Mr. Steven M. Odre
Secretary, Amgen Inc.
One Amgen Center Drive
Thousand Oaks, California 91320-1799

Re: Shareholder Resolution for Inclusion in the 2004 Proxy Statement

Dear Mr. Odre:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2004 annual meeting. Also enclosed is a letter from Merrill Lynch certifying my ownership of 100 shares of Amgen common stock, acquired on November 26, 2002. I have held these shares continuously for one year and intend to hold them through and including the date of the 2004 annual meeting of shareholders.

If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise me within 14 days of your receipt of this proposal.

Thank you for your consideration.

Very truly yours,

Joan Lewis

Joan Lewis

Enclosures


RECEIVED
NOV 1 2 2003

## AMGEN INC. SHAREHOLDERS' RESOLUTION

This Stockholder Proposal is submitted by Joan Lewis whose address is 3473 Mandeville Canyon Road, Los Angeles, California. Joan Lewis is the owner of 100 shares of Amgen common stock.

This proposal relates to the availability of validated *in vitro* tests for assessing dermal and pyrogenic effects, as an alternative to painful and unnecessary animal testing. Amgen Inc. ("Amgen" or "the Company") should commit to utilizing validated *in vitro* tests in place of *in vivo* assays whenever possible.

WHEREAS, the Company should demonstrate its commitment to the highest standards of corporate stewardship and ethics in its business practices, including i) protecting both workers and consumers from injury due to exposure to any toxic or hazardous substances in the Company's products, ii) advocating good science which includes the use of *in vitro* dermal testing and the elimination of animal use in the testing of Amgen products, and iii) the formation of a Shareholders Advisory Committee to counsel the Board on these issues and report annually to the shareholders on the Company's progress; and

WHEREAS, reliable, reproducible and relevant alternatives to animal testing exist in the form of various *in vitro* assays, including without limitation: i) human skin equivalent tests such as EpiDerm™ and EpiSkin™ for testing skin corrosion, ii) isolated skin tissue to measure the rate of chemical absorption through the skin; iii) skin patch tests for testing skin irritation; iv) the 3T3 Neutral Red Uptake phototoxicity test for testing phototoxicity; and v) a human blood-

based test for pyrogenicity, all of which have been fully validated and/or accepted internationally; and

WHEREAS the foregoing *in vitro* assays are not only humane alternatives to animal testing, but generally also less costly than utilizing live animal models;

NOW THEREFORE, BE IT RESOLVED that the shareholders of the Company request:

1. That the Board issue a policy statement publicly committing the Company to sound science in the interest of public health through the elimination of testing products on animal models in favor of less costly validated *in vitro* alternatives.
2. That the Board petition the relevant governmental regulatory agencies to permit Amgen to use reliable non-animal assays in connection with chemical and product testing generally, and specifically with reference to testing for skin corrosion, absorption, irritation, phototoxicity and pyrogenicity endpoints as applicable to the Company's products.
3. That the Board establish a Shareholders Advisory Committee consisting of balanced membership for the purpose of monitoring Amgen's success in achieving the objectives set forth above, and for the further purpose of advising the Board on these ethical, human health, and scientific issues, and submitting a statement included in the Annual Report to shareholders evaluating the Company's success in achieving these objectives.

*Supporting Statement*: Testing for skin corrosion, skin irritation, skin absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. Each of these five endpoints can now be tested utilizing non-animal methods.

Testing for skin corrosion can be accomplished using validated human skin equivalent tests such as EpiDerm™ and EpiSkin™ rather than the primative and painful test typically conducted on rabbits. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin on their backs for several hours. Canada, the European Union, and virtually all member countries of the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal based tests.

The rate at which a chemical is absorbed through the skin can be determined through the use of isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several European countries, has become the default approach for skin absorption rate testing.

Once a chemical has been determined to be non-corrosive, its potential to cause milder irritation can be tested in a virtually non-invasive skin patch test with the assistance of human volunteers. Regulators in Canada accept the use of human skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, another inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated utilizing the validated 3T3 Neutral Red Uptake ("NRU") phototoxicity test. The animal based test consists of applying different concentrations of a chemical on the shaved back of guinea pigs or mice, and exposing half of the animals to ultraviolet radiation for two or more hours. The *in vitro* NRU test has been accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal based test consists of locking rabbits in full-body restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test developed and validated in Europe as a total replacement for the primitive rabbit test, involves using human blood donated by healthy human donors. The *in vitro* test is more accurate, less costly, and the results are more quickly attainable.

It is in the Company's best interest that it further sound corporate stewardship by a commitment to utilizing validated *in vitro* methods of testing as a humane alternative to unnecessary animal tests. We request your consideration and support of this Resolution.

Sidney Art, CFM
First Vice President -
Investments

Kenneth Healing, CFP
Assistant Vice President
Investment Associate

Perry S. Richards, CIMA, CFM
Vice President
Wealth Management Advisor

Lily Masutani, CFM
Senior Associate

James Roh, CFM
Registered Client Associate

Global Private Client Group

9560 Wilshire Blvd
Third Floor
Beverly Hills, California 90212
310 858 4688
800 967 8813



Via Facsimile
(310) 476-3457

November 5, 2003

Joan Lewis
3473 Mandeville Canyon Road
Los Angeles, CA 90049

As you have requested, we have attached a copy of your most recent statement showing your holding of Amgen as of October 31, 2003. The original purchase date is shown in the 5th column from the left.

Please call should you have any questions.

Sincerely,

Ken Healing

Kenneth Healing

We are providing the above information as you requested; however, we consider your monthly statements to be the official documentation of all transactions.

CMA ACCOUNT

## Equity Weighting by Economic Sector *

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| A - Health Care | 14% | D - Consumer Discretionary | 5% | G - Financials | 23% | J - Energy | 3% |
| B - Consumer Staples | 9% | E - Industrials | 7% | H - Telecommunications Services | 7% | K - Unassigned | 0% |
| C - Information Technology | 27% | F - Materials | 2% | I - Utilities | 5% | | |

* Economic sectors conform to the Global Industry Classification Standard. See statement border.

## Current Portfolio

| Quantity | Security Description | Symbol | Sector | Date Acquired | Adjusted/Unit Cost Basis | Total Cost Basis | Estimated Market Price | Estimated Market Value | Unrealized Gain or (Loss) | Estimated Annual Income | Current Yield % |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Equities** | | | | | | | | | | | |
| 100 | ** AMGEN INC COM PV $0.0001 | AMGN | (A) | 11/26/03 | 47.03 | 4,703 | 61.76 | 6,176 | 1,332 | | |

JOAN LEWIS TTEE

 Statement Period 10/01/03 TO 10/31/03 Account No. 216-78173

000087 3275

## EXHIBIT B

## AMGEN INC.'S LETTER TO THE PROPONENT

Ellen L. Gams
Senior Associate General Counsel

**AMGEN**

Amgen
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
805.447.1000
Direct Dial: 805.447.2795
Fax: 805.499.8011
E-mail: egams@amgen.com

November 21, 2003

By Federal Express ((310) 476-5065)

Joan Lewis, Esq.
3473 Mandeville Canyon Road
Los Angeles, CA 90049


DEC 2 2 2003

Re: Amgen Inc.: Stockholder Proposal

Dear Ms. Lewis:

Steve Odre asked that I respond to your letter to him dated November 10, 2003 and received on November 12, 2003. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request that you please:

1. provide appropriate documentation supporting that *by the date you submit your proposal* you have held the requisite amount of Amgen securities for at least one year. I note that your proposal was submitted on November 12, 2003 and the enclosed statement shows that shares of Amgen Inc. common stock were acquired on November 26, 2002, less than one year from the date of your submission.

2. confirm that the shares are held in the exact name of the person submitting the proposal, *i.e.* that you are the beneficial owner and not acting on behalf of the beneficial owner. For example, if the shares are held in a trust, please identify that the trust is the beneficial owner and that (i) the trust is making the proposal and (ii) that you, Joan Lewis, Esq., are authorized by the trust to make such a proposal on behalf of the trust. In addition, please provide documentation with respect to any trust or other arrangements, as applicable.

3. comply with the requirement that a proposal, including any accompanying supporting statement, does not exceed 500 words.

Please be advised that your failure to comply with the requests contained in this letter will constitute noncompliance with Rule 14a-8 under the Exchange Act and will provide a basis for Amgen to omit your proposal. Your response must be postmarked no later than 14 days from the date you receive this letter.

You should also be aware that even if you do comply with the requests contained in this letter, Amgen reserves the right to take all action available to it under the rules

promulgated by the Securities and Exchange Commission to cause your proposal to be omitted from Amgen's proxy statement.

Finally, with respect to the subject matter of your proposal, please understand that where appropriate Amgen uses *in vitro* or alternative models for testing.

Please call me at (805) 447-2795 with any questions you may have regarding this letter.

Very truly yours,



Ellen L. Gams

cc: Steven M. Odre

## EXHIBIT C

## PROPONENT'S RESPONSE TO AMGEN INC.'S LETTER
(including a copy of Proponent's revised Proposal)

**JOAN LEWIS, ESQ.**
3473 Mandeville Canyon Road
Los Angeles, California 90049
Tel. (310) 476-5065
Fax (310) 476-3457


RECEIVED

November 26, 2003

Mr. Steven M. Odre
Secretary, Amgen Inc.
One Amgen Center Drive
Thousand Oaks, California 91320-1799

Attn: Ellen L. Gams

Re: Shareholder Resolution for Inclusion in the 2004 Proxy Statement

Dear Mr. Odre and Ms. Gams:

I am responding to Ms. Gams' letter of November 21st relating to a Shareholder Resolution I submitted to Amgen on November 10, 2003.

Attached to this letter is a revised Shareholder Proposal submitted for inclusion in the proxy statement for the 2004 annual meeting. The revised Proposal complies with the Section 14a-8(d) limitation on length and is submitted within the time frame required by Rule 141-8(f)(1).

Also attached is a copy of a faxed letter from Merrill Lynch addressing the Company's questions as set forth at paragraphs 1 and 2 of your November 21st letter. The original will be sent to you under separate cover along with certain pages from the trust document.

Thank you for your consideration. Please let me know if you need anything further.

Very truly yours,

Joan Lewis

Enclosures

## SHAREHOLDERS' RESOLUTION

This Proposal is submitted by Joan Lewis, owner of 100 shares of stock.

It relates to availability of validated *in vitro* tests for assessing dermal and pyrogenic affects, as an alternative to painful and unnecessary animal testing. AMGEN, INC. ("AMGEN" or "the Company") should commit to utilizing validated *in vitro* tests in place of live animal assays whenever possible.

RESOLVED, the shareholders of AMGEN request that the Board:

1. Commit to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity, and generally commit to elimination of product testing on animals in favor of validated *in vitro* alternatives;
2. Request that relevant regulatory agencies accept validated *in vitro* tests as replacements for animal tests; and
3. Form a Shareholders Advisory Committee to counsel the Board on these issues and report annually to shareholders on the Company's progress.

***Supporting Statement***: AMGEN has a responsibility to use non-animal test methods, because they are reliable, often faster and more economical, and more humane. Testing for skin corrosion, irritation, absorption, phototoxicity, and pyrogenicity on animals is no longer necessary, and can be tested using non-animal methods.

Testing for skin corrosion can be accomplished using skin equivalent tests such as EpiDerm™ and EpiSkin™. In the animal test, rabbits are locked into full body restraints and the chemical applied to shaved skin for several hours.

Canada, the European Union, and most countries in the Organization for Economic Cooperation and Development (OECD) accept the *in vitro* tests as total replacements for animal tests.

Chemical absorption through the skin can be determined using isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach is accepted as an OECD Test Guideline, and is the default approach for skin absorption testing in several European nations.

Once a chemical has been determined to be non-corrosive, its potential to cause mild irritation can be tested using a clinical skin patch test. This test is accepted by Regulators in Canada as a valid replacement for animal based skin irritation testing.

Phototoxicity, an inflammatory reaction caused by interaction of a chemical with sunlight, can be evaluated using 3T3 Neutral Red Uptake ("NRU") test. The animal based test involves applying different concentrations of a chemical on the shaved skin of guinea pigs, and exposing half of the animals to ultraviolet radiation for at least two hours. The NRU test is accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity, the inflammatory reaction and fever that can occur when intravenous drugs and pharmaceuticals interact with the immune system can be evaluated using blood from healthy human donors. The animal test consists of locking rabbits in full-body restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test validated in Europe is a total replacement for the rabbit test. The *in vitro* test is more accurate, and results more quickly attainable.

It is in the Company's best interest that it commit to utlizing validated *in vitro* methods of testing as a humane alternative to unnecessary animal tests.

Sidney Art
First Vice President - Investments

Kenneth Healing, CFP
Assistant Vice President
Investment Associate

Perry S. Richards, CFM
Vice President
Senior Financial Advisor

Lily Masutani, CFM
Senior Associate

James Roh, CFM
Registered Client Associate

Global Private Client Group

9560 Wilshire Blvd.
Third Floor
Beverly Hills, California 90212
310 858 4688
800 967 8818
FAX 310 859 2900
The_Art_Team@pclient.ml.com



November 26, 2003

Joan Lewis
3473 Mandeville Canyon Road
Los Angeles, CA90049

Re: Account of Joan Lewis, Trustee
The Joan Lewis Separate Property Trust
Dated 8/16/83

Dear Joan,

In response to your inquiry, your Trust account is the holder of record of 100 shares of Amgen, Inc. common stock. You, acting as the Trustee, acquired these shares on November 26, 2002 and held them continuously for a period of one year prior to the date of submission of your shareholder proposal. My understanding is the date you submitted your revised Shareholder Resolution is the same date as this letter. Also enclosed are pertinent pages of the trust document identifying the Trust as well as your powers as Trustee.

We hope you find this information useful.

Sincerely,

Ken Healing

Kenneth Healing

effect of directly or indirectly preferring one beneficiary or group of beneficiaries over others.

11. With respect to securities held in Trust, to have all the rights, powers, and privileges of an owner, including, but not by way of limitation, the power to vote, give proxies, and pay assessments, to participate in voting trusts, pooling agreements, foreclosures, reorganizations, consolidations, mergers, liquidations, sales, and leases, and incident to such participation, to deposit securities with and transfer title to any protective or other committee on such terms as the Trustee may deem advisable; and to exercise or sell stock subscription or conversion rights. The Trustee shall have the power to hold securities or other property in the Trustee's name as Trustee under this Trust, or in the Trustee's own name, or in the name of a nominee, or the Trustee may hold securities in such condition that ownership will pass by delivery.

12. To employ reputable investment counsel and other advisors, accountants, attorneys or other agents of the Trustee's selection from time to time for the purposes of assisting the Trustee to administer the Trust and advising the Trustee with respect to investments held or contemplated hereunder. A reasonable compensation to such individuals shall be paid by the Trustee out of the income or principal of the Trust Estate, as the Trustee shall determine, and shall not be charged against the compensation to which the Trustee is entitled for his services hereunder.

# EXHIBIT B

## RESPONSE OF OFFICE OF CHIEF COUNSEL TO NO-ACTION LETTER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2004

Tricia L. Emmerman
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007

Re: Amgen, Inc.
Incoming letter dated December 22, 2003

Dear Ms. Emmerman:

This is in response to your letter dated December 22, 2003 concerning the shareholder proposal submitted to Amgen by Joan Lewis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Joan Lewis
3473 Mandeville Canyon Road
Los Angeles, CA 20003

633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

LATHAM&WATKINS LLP

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December 22, 2003

File No. 030678-0077

**VIA COURIER**

**NO ACTION REQUEST**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amgen, Inc.
Omission of Stockholder Proposal

Ladies and Gentlemen:

We are writing on behalf of our client, Amgen Inc. (the "Company"), with regard to the shareholder proposal and supporting statement (the "Proposal") submitted by Joan Lewis, Esq. (the "Proponent") for inclusion in the Company's proxy statement (the "Proxy Statement") for the Company's Annual Meeting of Stockholders scheduled to be held on May 13, 2004 (the "2004 Annual Meeting"). A copy of the Proposal as first submitted by the Proponent is attached hereto as Exhibit "A." The Company believes that the Proposal may be properly excluded from its Proxy Statement pursuant to Rule 14a-8. We respectfully request on behalf of the Company confirmation from the Staff of the Division of Corporation Finance that no enforcement action will be recommended to the Securities and Exchange Commission based on the omission of the Proposal.

**The Proposal Exceeds the 500-Word Limit of Rule 14a-8(d)**

The Company believes that, in accordance with Rule 14a-8, it may exclude the Proposal from its Proxy Statement because, despite notice from the Company to the Proponent and an opportunity to cure, the Proposal does not comply with the 500 word limit provided for in Rule 14a-8(d). Rule 14a-8(d) specifically provides that a proposal and its supporting statement in the aggregate shall not exceed 500 words. If a shareholder's proposal exceeds 500 words,

Rule 14a-8(f) provides that a company may exclude the proposal if, within 14 calendar days of receiving the proposal, the company: (1) notifies the shareholder of the defect and the time frame for receiving a response (14 calendar days from receipt of notification) and (2) the shareholder fails to adequately correct the defect within the statutory time period

*Company Compliance with Procedural Requirements; Proponent Failure to Cure Defect*

On November 12, 2003, the Company received the Proponent's Proposal for the 2004 Annual Meeting. In accordance with Rule 14a-8(f), on November 21, 2003 the Company responded with a letter to the Proponent requesting that she substantiate her eligibility to submit a shareholder proposal and comply with the requirement that a shareholder proposal, including any accompanying supporting statement, not exceed 500 words. In that letter, the Company notified the Proponent that her failure to comply with these requests within 14 calendar days from the date of her receipt of the letter would provide the Company a basis to omit the Proposal from the Proxy Statement. A copy of the Company's letter to the Proponent is attached hereto as Exhibit "B."

On December 8, 2004, the Company received a response from the Proponent submitting a revised proposal. A copy of the Proponent's response, including a copy of the Proponent's revised proposal, is attached hereto as Exhibit "C." Despite Proponent's claim of compliance with the Rule 14a-8(d) limitation on length, the Proponent's revised Proposal exceeds 500 words. Using a method of calculation favorable to the Proponent, not counting the words in the heading or the numbers used to enumerate certain paragraphs, and counting hyphenated words as one word, the revised Proposal numbers 511 words. Using the method of calculation supported by the SEC, counting every word in the proposal and supporting statement, including numbers used to enumerate paragraphs,[1] words such as "whereas" and "resolved,"[2] and counting hyphenated words as two or more words,[3] the revised Proposal numbers 518 words. Both methods count from the words immediately following the heading ("This Proposal . . .") and to and including the words "animal tests" at the end of the last paragraph of the revised Proposal.

*Applicable Authority*

The Company's exclusion of the Proposal based on Proponents' noncompliance with Rule 14a-8(d) is consistent with the position the Staff of the Securities and Exchange Commission has taken with respect to the omission of shareholder proposals by other companies on the same basis. For example, in a No-Action letter concerning a proposal submitted to Northrop Grumman Corp. ("Northrop"), the Staff stated that it would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if Northrop

---

[1] *See* Staten Island Bancorp (*pub. avail.* Mar. 21, 2000).

[2] *See* Exchange Act Release No. 20,091, 28 SEC Dock. 798, 801 (1983).

[3] *See* Minnesota Mining and Manufacturing Company (*pub. avail.* Feb. 27, 2000).

omitted the proposal from its proxy materials.[4] In *Northrop*, as in the present case, the proponent was given the requisite opportunity to reduce the length of the proposal to 500 words and failed to do so. The Staff determined that there was a basis for Northrop's view that it could rightfully exclude the shareholder's proposal from its proxy statement.

Additional No-Action letters evidence the Staff's position that a proponent's failure to comply with a registrant's request to limit the length of a proposal is sufficient grounds for exclusion. For example, in a No-Action Letter to the Amoco Corporation ("Amoco Corp."), the Staff allowed Amoco Corp. to omit a proposal that was only one word over the limit.[5] In a No-Action Letter to Aetna Life and Casualty Company, the Staff permitted exclusion of a shareholder proposal where the proponent attempted to circumvent the 500 word limit by using charts and graphs.[6]

**Conclusion**

Based on Rule 14a-8(d) and the aforementioned precedent, the Company may omit the Proposal from the 2004 Proxy Statement due to the Proponent's failure to decrease the length of the Proposal to 500 words. The Company respectfully requests that the Staff not recommend any enforcement action if the Company excludes the Proposal for the reasons set forth in this letter.

Six copies of this letter and the exhibits hereto, including the Proposal as originally submitted and as revised, are included herewith in accordance with Rule 14a-8(j). By copy of this letter to the Proponent, we are advising her of the Company's intent to exclude the Proposal from the Proxy Statement. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed pre-addressed, postage paid envelope.

We would appreciate a response from the Staff as promptly as possible. Should the Staff disagree with the conclusions set forth in this letter or require additional information in support of our conclusions, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

---

[4] *See* Northrop Grumman Corp. (*pub. avail.* Mar. 17, 2000).

[5] *See* Amoco Corp. *(pub. avail.* Jan 22, 1997).

[6] *See* Aetna Life and Casualty Co. *(pub. avail.* Jan. 18, 1995).

LATHAM & WATKINS LLP

Please do not hesitate to call me at (213) 891-8190, if we can be of any further assistance in this matter.

Very truly yours,



Tricia L. Emmerman
of LATHAM & WATKINS LLP

cc: Ms. Joan Lewis, Esq.
Ellen L. Gams, Esq., Amgen Inc.
Steven M. Odre, Esq., Amgen Inc.

# EXHIBIT A

## PROPONENT JOAN LEWIS, ESQ.'S SHAREHOLDER PROPOSAL
**(as originally submitted)**

**JOAN LEWIS, ESQ.**
3473 Mandeville Canyon Road
Los Angeles, California 20003
Tel. (310) 476-5065
Fax (310) 476-3457

November 10, 2003

***BY OVERNIGHT COURIER***

Mr. Steven M. Odre
Secretary, Amgen Inc.
One Amgen Center Drive
Thousand Oaks, California 91320-1799

Re: Shareholder Resolution for Inclusion in the 2004 Proxy Statement

Dear Mr. Odre:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2004 annual meeting. Also enclosed is a letter from Merrill Lynch certifying my ownership of 100 shares of Amgen common stock, acquired on November 26, 2002. I have held these shares continuously for one year and intend to hold them through and including the date of the 2004 annual meeting of shareholders.

If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise me within 14 days of your receipt of this proposal.

Thank you for your consideration.

Very truly yours,

Joan Lewis

Enclosures


RECEIVED
NOV 12 2003

**AMGEN INC. SHAREHOLDERS' RESOLUTION**

This Stockholder Proposal is submitted by Joan Lewis whose address is 3473 Mandeville Canyon Road, Los Angeles, California. Joan Lewis is the owner of 100 shares of Amgen common stock.

This proposal relates to the availability of validated *in vitro* tests for assessing dermal and pyrogenic effects, as an alternative to painful and unnecessary animal testing. Amgen Inc. ("Amgen" or "the Company") should commit to utilizing validated *in vitro* tests in place of *in vivo* assays whenever possible.

WHEREAS, the Company should demonstrate its commitment to the highest standards of corporate stewardship and ethics in its business practices, including i) protecting both workers and consumers from injury due to exposure to any toxic or hazardous substances in the Company's products, ii) advocating good science which includes the use of *in vitro* dermal testing and the elimination of animal use in the testing of Amgen products, and iii) the formation of a Shareholders Advisory Committee to counsel the Board on these issues and report annually to the shareholders on the Company's progress; and

WHEREAS, reliable, reproducible and relevant alternatives to animal testing exist in the form of various *in vitro* assays, including without limitation: i) human skin equivalent tests such as EpiDerm™ and EpiSkin™ for testing skin corrosion, ii) isolated skin tissue to measure the rate of chemical absorption through the skin; iii) skin patch tests for testing skin irritation; iv) the 3T3 Neutral Red Uptake phototoxicity test for testing phototoxicity; and v) a human blood-

based test for pyrogenicity, all of which have been fully validated and/or accepted internationally; and

WHEREAS the foregoing *in vitro* assays are not only humane alternatives to animal testing, but generally also less costly than utilizing live animal models;

NOW THEREFORE, BE IT RESOLVED that the shareholders of the Company request:

1. That the Board issue a policy statement publicly committing the Company to sound science in the interest of public health through the elimination of testing products on animal models in favor of less costly validated *in vitro* alternatives.
2. That the Board petition the relevant governmental regulatory agencies to permit Amgen to use reliable non-animal assays in connection with chemical and product testing generally, and specifically with reference to testing for skin corrosion, absorption, irritation, phototoxicity and pyrogenicity endpoints as applicable to the Company's products.
3. That the Board establish a Shareholders Advisory Committee consisting of balanced membership for the purpose of monitoring Amgen's success in achieving the objectives set forth above, and for the further purpose of advising the Board on these ethical, human health, and scientific issues, and submitting a statement included in the Annual Report to shareholders evaluating the Company's success in achieving these objectives.

***Supporting Statement***: Testing for skin corrosion, skin irritation, skin absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. Each of these five endpoints can now be tested utilizing non-animal methods.

Testing for skin corrosion can be accomplished using validated human skin equivalent tests such as EpiDerm™ and EpiSkin™ rather than the primative and painful test typically conducted on rabbits. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin on their backs for several hours. Canada, the European Union, and virtually all member countries of the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal based tests.

The rate at which a chemical is absorbed through the skin can be determined through the use of isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several European countries, has become the default approach for skin absorption rate testing.

Once a chemical has been determined to be non-corrosive, its potential to cause milder irritation can be tested in a virtually non-invasive skin patch test with the assistance of human volunteers. Regulators in Canada accept the use of human skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, another inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated utilizing the validated 3T3 Neutral Red Uptake ("NRU") phototoxicity test. The animal based test consists of applying different concentrations of a chemical on the shaved back of guinea pigs or mice, and exposing half of the animals to ultraviolet radiation for two or more hours. The *in vitro* NRU test has been accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal based test consists of locking rabbits in full-body restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test developed and validated in Europe as a total replacement for the primitive rabbit test, involves using human blood donated by healthy human donors. The *in vitro* test is more accurate, less costly, and the results are more quickly attainable.

It is in the Company's best interest that it further sound corporate stewardship by a commitment to utilizing validated *in vitro* methods of testing as a humane alternative to unnecessary animal tests. We request your consideration and support of this Resolution.



Sidney Art, CFM
First Vice President -
Investments

Kenneth Healing, CFP
Assistant Vice President
Investment Associate

Perry S. Richards, CIMA, CFM
Vice President
Wealth Management Advisor

Lily Masutani, CFM
Senior Associate

James Roh, CFM
Registered Client Associate

Global Private Client Group

9560 Wilshire Blvd
Third Floor
Beverly Hills, California 90212
310 858 4688
800 967 8813

Via Facsimile
(310) 476-3457

November 5, 2003

Joan Lewis
3473 Mandeville Canyon Road
Los Angeles, CA 90049

As you have requested, we have attached a copy of your most recent statement showing your holding of Amgen as of October 31, 2003. The original purchase date is shown in the 5th column from the left.

Please call should you have any questions.

Sincerely,

Ken Healing

Kenneth Healing

We are providing the above information as you requested; however, we consider your monthly statements to be the official documentation of all transactions.

# CMA® ACCOUNT

## Equity Weighting by Economic Sector *

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| A - Health Care | 14% | D - Consumer Discretionary | 5% | G - Financials | 23% | J - Energy | 3% |
| B - Consumer Staples | 9% | E - Industrials | 7% | H - Telecommunications Services | 7% | K - Unassigned | 0% |
| C - Information Technology | 27% | F - Materials | 2% | I - Utilities | 5% | | |

* Economic sectors conform to the Global Industry Classification Standard. See statement backer.

## Current Portfolio

| Quantity | Security Description | Symbol | Sector | Date Acquired | Adjusted/Unit Cost Basis | Total Cost Basis | Estimated Market Price | Estimated Market Value | Unrealized Gain or (Loss) | Estimated Annual Income | Current Yield % |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Equities | | | | | | | | | | | |
| 100 | ** AMGEN INC COM PV $0.0001 | AMGN | (A) | 11/26/02 | 47.83 | 4,783 | 61.76 | 6,176 | 1,392 | | |

JOAN LEWIS TTEE

 Statement Period 10/01/03 TO 10/31/03 Account No. 210-78173

000002 3275

# EXHIBIT B

# AMGEN INC.'S LETTER TO THE PROPONENT



Ellen L. Gams
Senior Associate General Counsel

Amgen
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
805.447.1000
Direct Dial: 805.447.2795
Fax: 805.499.8011
E-mail: egams@amgen.com

November 21, 2003

By Federal Express ((310) 476-5065)

Joan Lewis, Esq.
3473 Mandeville Canyon Road
Los Angeles, CA 90049

Re: Amgen Inc.; Stockholder Proposal

Dear Ms. Lewis:

Steve Odre asked that I respond to your letter to him dated November 10, 2003 and received on November 12, 2003. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request that you please:

1. provide appropriate documentation supporting that *by the date you submit your proposal* you have held the requisite amount of Amgen securities for at least one year. I note that your proposal was submitted on November 12, 2003 and the enclosed statement shows that shares of Amgen Inc. common stock were acquired on November 26, 2002, less than one year from the date of your submission.

2. confirm that the shares are held in the exact name of the person submitting the proposal, *i.e.* that you are the beneficial owner and not acting on behalf of the beneficial owner. For example, if the shares are held in a trust, please identify that the trust is the beneficial owner and that (i) the trust is making the proposal and (ii) that you, Joan Lewis, Esq., are authorized by the trust to make such a proposal on behalf of the trust. In addition, please provide documentation with respect to any trust or other arrangements, as applicable.

3. comply with the requirement that a proposal, including any accompanying supporting statement, does not exceed 500 words.

Please be advised that your failure to comply with the requests contained in this letter will constitute noncompliance with Rule 14a-8 under the Exchange Act and will provide a basis for Amgen to omit your proposal. Your response must be postmarked no later than 14 days from the date you receive this letter.

You should also be aware that even if you do comply with the requests contained in this letter, Amgen reserves the right to take all action available to it under the rules

promulgated by the Securities and Exchange Commission to cause your proposal to be omitted from Amgen's proxy statement.

Finally, with respect to the subject matter of your proposal, please understand that where appropriate Amgen uses *in vitro* or alternative models for testing.

Please call me at (805) 447-2795 with any questions you may have regarding this letter.

Very truly yours,



Ellen L. Gams

cc: Steven M. Odre

# EXHIBIT C

## PROPONENT'S RESPONSE TO AMGEN INC.'S LETTER
**(including a copy of Proponent's revised Proposal)**

**JOAN LEWIS, ESQ.**
3473 Mandeville Canyon Road
Los Angeles, California 90049
Tel. (310) 476-5065
Fax (310) 476-3457


RECEIVED

November 26, 2003

Mr. Steven M. Odre
Secretary, Amgen Inc.
One Amgen Center Drive
Thousand Oaks, California 91320-1799

Attn: Ellen L. Gams,

Re: Shareholder Resolution for Inclusion in the 2004 Proxy Statement

Dear Mr. Odre and Ms. Gams:

I am responding to Ms. Gams' letter of November 21st relating to a Shareholder Resolution I submitted to Amgen on November 10, 2003.

Attached to this letter is a revised Shareholder Proposal submitted for inclusion in the proxy statement for the 2004 annual meeting. The revised Proposal complies with the Section 14a-8(d) limitation on length and is submitted within the time frame required by Rule 141-8(f)(1).

Also attached is a copy of a faxed letter from Merrill Lynch addressing the Company's questions as set forth at paragraphs 1 and 2 of your November 21st letter. The original will be sent to you under separate cover along with certain pages from the trust document.

Thank you for your consideration. Please let me know if you need anything further.

Very truly yours,



Joan Lewis

Enclosures

**SHAREHOLDERS' RESOLUTION**

This Proposal is submitted by Joan Lewis, owner of 100 shares of stock.

It relates to availability of validated *in vitro* tests for assessing dermal and pyrogenic affects, as an alternative to painful and unnecessary animal testing. AMGEN, INC. ("AMGEN" or "the Company") should commit to utilizing validated *in vitro* tests in place of live animal assays whenever possible.

RESOLVED, the shareholders of AMGEN request that the Board:

1. Commit to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity, and generally commit to elimination of product testing on animals in favor of validated *in vitro* alternatives;
2. Request that relevant regulatory agencies accept validated *in vitro* tests as replacements for animal tests; and
3. Form a Shareholders Advisory Committee to counsel the Board on these issues and report annually to shareholders on the Company's progress.

***Supporting Statement***: AMGEN has a responsibility to use non-animal test methods, because they are reliable, often faster and more economical, and more humane. Testing for skin corrosion, irritation, absorption, phototoxicity, and pyrogenicity on animals is no longer necessary, and can be tested using non-animal methods.

Testing for skin corrosion can be accomplished using skin equivalent tests such as EpiDerm™ and EpiSkin™. In the animal test, rabbits are locked into full body restraints and the chemical applied to shaved skin for several hours.

Canada, the European Union, and most countries in the Organization for Economic Cooperation and Development (OECD) accept the *in vitro* tests as total replacements for animal tests.

Chemical absorption through the skin can be determined using isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach is accepted as an OECD Test Guideline, and is the default approach for skin absorption testing in several European nations.

Once a chemical has been determined to be non-corrosive, its potential to cause mild irritation can be tested using a clinical skin patch test. This test is accepted by Regulators in Canada as a valid replacement for animal based skin irritation testing.

Phototoxicity, an inflammatory reaction caused by interaction of a chemical with sunlight, can be evaluated using 3T3 Neutral Red Uptake ("NRU") test. The animal based test involves applying different concentrations of a chemical on the shaved skin of guinea pigs, and exposing half of the animals to ultraviolet radiation for at least two hours. The NRU test is accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity, the inflammatory reaction and fever that can occur when intravenous drugs and pharmaceuticals interact with the immune system can be evaluated using blood from healthy human donors. The animal test consists of locking rabbits in full-body restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test validated in Europe is a total replacement for the rabbit test. The *in vitro* test is more accurate, and results more quickly attainable.

It is in the Company's best interest that it commit to utlizing validated *in vitro* methods of testing as a humane alternative to unnecessary animal tests.




**Sidney Art**
First Vice President - Investments

**Kenneth Healing, CFP**
Assistant Vice President
Investment Associate

**Perry S. Richards, CFM**
Vice President
Senior Financial Advisor

**Lily Masutani, CFM**
Senior Associate

**James Roh, CFM**
Registered Client Associate

Global Private Client Group

9560 Wilshire Blvd.
Third Floor
Beverly Hills, California 90212
310 858 4688
800 967 8813
FAX 310 859 2900
The_Art_Team@pclient.ml.com


November 26, 2003

Joan Lewis
3473 Mandeville Canyon Road
Los Angeles, CA90049

Re: Account of Joan Lewis, Trustee
The Joan Lewis Separate Property Trust
Dated 8/16/83

Dear Joan,

In response to your inquiry, your Trust account is the holder of record of 100 shares of Amgen, Inc. common stock. You, acting as the Trustee, acquired these shares on November 26, 2002 and held them continuously for a period of one year prior to the date of submission of your shareholder proposal. My understanding is the date you submitted your revised Shareholder Resolution is the same date as this letter. Also enclosed are pertinent pages of the trust document identifying the Trust as well as your powers as Trustee.

We hope you find this information useful.

Sincerely,

Ken Healing

Kenneth Healing


FROM : LEWISCORTES FAX NO. : 310 476345757 Nov. 28 2003 04:33PM P1

effect of directly or indirectly preferring one beneficiary or group of beneficiaries over others.

11. With respect to securities held in Trust, to have all the rights, powers, and privileges of an owner, including, but not by way of limitation, the power to vote, give proxies, and pay assessments, to participate in voting trusts, pooling agreements, foreclosures, reorganizations, consolidations, mergers, liquidations, sales, and leases, and incident to such participation, to deposit securities with and transfer title to any protective or other committee on such terms as the Trustee may deem advisable; and to exercise or sell stock subscription or conversion rights. The Trustee shall have the power to hold securities or other property in the Trustee's name as Trustee under this Trust, or in the Trustee's own name, or in the name of a nominee, or the Trustee may hold securities in such condition that ownership will pass by delivery.

12. To employ reputable investment counsel and other advisors, accountants, attorneys or other agents of the Trustee's selection from time to time for the purposes of assisting the Trustee to administer the Trust and advising the Trustee with respect to investments held or contemplated hereunder. A reasonable compensation to such individuals shall be paid by the Trustee out of the income or principal of the Trust Estate, as the Trustee shall determine, and shall not be charged against the compensation to which the Trustee is entitled for his services hereunder.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Amgen, Inc.
Incoming letter dated December 22, 2003

The proposal relates to in vitro testing.

There appears to be some basis for you view that Amgen may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if Amgen omits the proposal from its proxy materials in reliance on rules 14a-8(f) and 14a-8(d).

Sincerely,



Grace K. Lee
Special Counsel

# EXHIBIT C

# AFFIDAVIT OF MAILING

## AFFIDAVIT OF TRICIA L. EMMERMAN

CITY OF LOS ANGELES ]

] ss.:

STATE OF CALIFORNIA ]

I, Tricia L. Emmerman, being first duly sworn, hereby depose and state as follows:

1. I am an Associate attorney at the law firm of Latham & Watkins LLP.

2. I prepared a letter to the Office of Chief Counsel of the Division of Corporation Finance of the Securities and Exchange Commission dated December 22, 2003 on behalf of Amgen Inc.

3. The attached correspondence, including a copy of the letter referred to in 2 above, was sent by first class mail via the United States Postal Service to Joan Lewis, Esq. at 3473 Mandeville Canyon Road, Los Angeles, California 90049 on December 23, 2003.



Tricia L. Emmerman

Subscribed and sworn to before me this 4th day of February, 2004



Notary Public

My Commission Expires: 7/13/06


CHRISTINA M. ROUSER
Commission # 1364672
Notary Public - California
Los Angeles County
My Comm. Expires Jul 13, 2006

633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

LATHAM&WATKINS LLP

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December 23, 2003

File No. 030678-0077

Ms. Joan Lewis, Esq.
3473 Mandeville Canyon Road
Los Angeles, CA 90049

Re: No-Action Request Letter
<u>Shareholder Proposal Submitted to Amgen Inc.</u>

Dear Ms. Lewis:

Enclosed is a copy of the no-action request letter submitted to the Securities and Exchange Commission on Amgen's behalf on December 22, 2003. The letter requests confirmation from the Staff of the Division of Corporation Finance that no enforcement action will be recommended to the Securities and Exchange Commission based on the omission of your shareholder proposal from Amgen's 2004 proxy statement, which exceeds the 500-word limit imposed by Rule 14a-8.

Please call me at (213) 891-8190 with any questions.

Very truly yours,



Tricia Emmerman
of LATHAM & WATKINS LLP

Enclosures

633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

LATHAM&WATKINS LLP



December 22, 2003

File No. 030678-0077

**VIA COURIER**

**NO ACTION REQUEST**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549


DEC 2 2 2003

Re: Amgen, Inc.
Omission of Stockholder Proposal

Ladies and Gentlemen:

We are writing on behalf of our client, Amgen Inc. (the "Company"), with regard to the shareholder proposal and supporting statement (the "Proposal") submitted by Joan Lewis, Esq. (the "Proponent") for inclusion in the Company's proxy statement (the "Proxy Statement") for the Company's Annual Meeting of Stockholders scheduled to be held on May 13, 2004 (the "2004 Annual Meeting"). A copy of the Proposal as first submitted by the Proponent is attached hereto as Exhibit "A." The Company believes that the Proposal may be properly excluded from its Proxy Statement pursuant to Rule 14a-8. We respectfully request on behalf of the Company confirmation from the Staff of the Division of Corporation Finance that no enforcement action will be recommended to the Securities and Exchange Commission based on the omission of the Proposal.

**The Proposal Exceeds the 500-Word Limit of Rule 14a-8(d)**

The Company believes that, in accordance with Rule 14a-8, it may exclude the Proposal from its Proxy Statement because, despite notice from the Company to the Proponent and an opportunity to cure, the Proposal does not comply with the 500 word limit provided for in Rule 14a-8(d). Rule 14a-8(d) specifically provides that a proposal and its supporting statement in the aggregate shall not exceed 500 words. If a shareholder's proposal exceeds 500 words,

Rule 14a-8(f) provides that a company may exclude the proposal if, within 14 calendar days of receiving the proposal, the company: (1) notifies the shareholder of the defect and the time frame for receiving a response (14 calendar days from receipt of notification) and (2) the shareholder fails to adequately correct the defect within the statutory time period

*Company Compliance with Procedural Requirements; Proponent Failure to Cure Defect*

On November 12, 2003, the Company received the Proponent's Proposal for the 2004 Annual Meeting. In accordance with Rule 14a-8(f), on November 21, 2003 the Company responded with a letter to the Proponent requesting that she substantiate her eligibility to submit a shareholder proposal and comply with the requirement that a shareholder proposal, including any accompanying supporting statement, not exceed 500 words. In that letter, the Company notified the Proponent that her failure to comply with these requests within 14 calendar days from the date of her receipt of the letter would provide the Company a basis to omit the Proposal from the Proxy Statement. A copy of the Company's letter to the Proponent is attached hereto as Exhibit "B."

On December 8, 2004, the Company received a response from the Proponent submitting a revised proposal. A copy of the Proponent's response, including a copy of the Proponent's revised proposal, is attached hereto as Exhibit "C." Despite Proponent's claim of compliance with the Rule 14a-8(d) limitation on length, the Proponent's revised Proposal exceeds 500 words. Using a method of calculation favorable to the Proponent, not counting the words in the heading or the numbers used to enumerate certain paragraphs, and counting hyphenated words as one word, the revised Proposal numbers 511 words. Using the method of calculation supported by the SEC, counting every word in the proposal and supporting statement, including numbers used to enumerate paragraphs,[1] words such as "whereas" and "resolved,"[2] and counting hyphenated words as two or more words,[3] the revised Proposal numbers 518 words. Both methods count from the words immediately following the heading ("This Proposal . . .") and to and including the words "animal tests" at the end of the last paragraph of the revised Proposal.

*Applicable Authority*

The Company's exclusion of the Proposal based on Proponents' noncompliance with Rule 14a-8(d) is consistent with the position the Staff of the Securities and Exchange Commission has taken with respect to the omission of shareholder proposals by other companies on the same basis. For example, in a No-Action letter concerning a proposal submitted to Northrop Grumman Corp. ("Northrop"), the Staff stated that it would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if Northrop

---

[1] *See* Staten Island Bancorp (*pub. avail.* Mar. 21, 2000).

[2] *See* Exchange Act Release No. 20,091, 28 SEC Dock. 798, 801 (1983).

[3] *See* Minnesota Mining and Manufacturing Company (*pub. avail.* Feb. 27, 2000).

omitted the proposal from its proxy materials.[4] In *Northrop*, as in the present case, the proponent was given the requisite opportunity to reduce the length of the proposal to 500 words and failed to do so. The Staff determined that there was a basis for Northrop's view that it could rightfully exclude the shareholder's proposal from its proxy statement.

Additional No-Action letters evidence the Staff's position that a proponent's failure to comply with a registrant's request to limit the length of a proposal is sufficient grounds for exclusion. For example, in a No-Action Letter to the Amoco Corporation ("Amoco Corp."), the Staff allowed Amoco Corp. to omit a proposal that was only one word over the limit.[5] In a No-Action Letter to Aetna Life and Casualty Company, the Staff permitted exclusion of a shareholder proposal where the proponent attempted to circumvent the 500 word limit by using charts and graphs.[6]

**Conclusion**

Based on Rule 14a-8(d) and the aforementioned precedent, the Company may omit the Proposal from the 2004 Proxy Statement due to the Proponent's failure to decrease the length of the Proposal to 500 words. The Company respectfully requests that the Staff not recommend any enforcement action if the Company excludes the Proposal for the reasons set forth in this letter.

Six copies of this letter and the exhibits hereto, including the Proposal as originally submitted and as revised, are included herewith in accordance with Rule 14a-8(j). By copy of this letter to the Proponent, we are advising her of the Company's intent to exclude the Proposal from the Proxy Statement. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed pre-addressed, postage paid envelope.

We would appreciate a response from the Staff as promptly as possible. Should the Staff disagree with the conclusions set forth in this letter or require additional information in support of our conclusions, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

---

[4] *See* Northrop Grumman Corp. (*pub. avail.* Mar. 17, 2000).

[5] *See* Amoco Corp. *(pub. avail.* Jan 22, 1997).

[6] *See* Aetna Life and Casualty Co. *(pub. avail.* Jan. 18, 1995).

LATHAM&WATKINS LLP

Please do not hesitate to call me at (213) 891-8190, if we can be of any further assistance in this matter.

Very truly yours,



Tricia L. Emmerman
of LATHAM & WATKINS LLP

cc: Ms. Joan Lewis, Esq.
Ellen L. Gams, Esq., Amgen Inc.
Steven M. Odre, Esq., Amgen Inc.

**EXHIBIT A**

**PROPONENT JOAN LEWIS, ESQ.'S SHAREHOLDER PROPOSAL**
**(as originally submitted)**

**JOAN LEWIS, ESQ.**
3473 Mandeville Canyon Road
Los Angeles, California 20003
Tel. (310) 476-5065
Fax (310) 476-3457


DEC 2 2 2003

November 10, 2003

***BY OVERNIGHT COURIER***

Mr. Steven M. Odre
Secretary, Amgen Inc.
One Amgen Center Drive
Thousand Oaks, California 91320-1799

Re: Shareholder Resolution for Inclusion in the 2004 Proxy Statement

Dear Mr. Odre:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2004 annual meeting. Also enclosed is a letter from Merrill Lynch certifying my ownership of 100 shares of Amgen common stock, acquired on November 26, 2002. I have held these shares continuously for one year and intend to hold them through and including the date of the 2004 annual meeting of shareholders.

If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise me within 14 days of your receipt of this proposal.

Thank you for your consideration.

Very truly yours,

Joan Lewis

Joan Lewis

Enclosures


RECEIVED
NOV 12 2003

## AMGEN INC. SHAREHOLDERS' RESOLUTION

This Stockholder Proposal is submitted by Joan Lewis whose address is 3473 Mandeville Canyon Road, Los Angeles, California. Joan Lewis is the owner of 100 shares of Amgen common stock.

This proposal relates to the availability of validated *in vitro* tests for assessing dermal and pyrogenic effects, as an alternative to painful and unnecessary animal testing. Amgen Inc. ("Amgen" or "the Company") should commit to utilizing validated *in vitro* tests in place of *in vivo* assays whenever possible.

WHEREAS, the Company should demonstrate its commitment to the highest standards of corporate stewardship and ethics in its business practices, including i) protecting both workers and consumers from injury due to exposure to any toxic or hazardous substances in the Company's products, ii) advocating good science which includes the use of *in vitro* dermal testing and the elimination of animal use in the testing of Amgen products, and iii) the formation of a Shareholders Advisory Committee to counsel the Board on these issues and report annually to the shareholders on the Company's progress; and

WHEREAS, reliable, reproducible and relevant alternatives to animal testing exist in the form of various *in vitro* assays, including without limitation: i) human skin equivalent tests such as EpiDerm™ and EpiSkin™ for testing skin corrosion, ii) isolated skin tissue to measure the rate of chemical absorption through the skin; iii) skin patch tests for testing skin irritation; iv) the 3T3 Neutral Red Uptake phototoxicity test for testing phototoxicity; and v) a human blood-

Testing for skin corrosion can be accomplished using validated human skin equivalent tests such as EpiDerm™ and EpiSkin™ rather than the primative and painful test typically conducted on rabbits. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin on their backs for several hours. Canada, the European Union, and virtually all member countries of the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal based tests.

The rate at which a chemical is absorbed through the skin can be determined through the use of isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several European countries, has become the default approach for skin absorption rate testing.

Once a chemical has been determined to be non-corrosive, its potential to cause milder irritation can be tested in a virtually non-invasive skin patch test with the assistance of human volunteers. Regulators in Canada accept the use of human skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, another inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated utilizing the validated 3T3 Neutral Red Uptake ("NRU") phototoxicity test. The animal based test consists of applying different concentrations of a chemical on the shaved back of guinea pigs or mice, and exposing half of the animals to ultraviolet radiation for two or more hours. The *in vitro* NRU test has been accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

based test for pyrogenicity, all of which have been fully validated and/or accepted internationally; and

WHEREAS the foregoing *in vitro* assays are not only humane alternatives to animal testing, but generally also less costly than utilizing live animal models;

NOW THEREFORE, BE IT RESOLVED that the shareholders of the Company request:

1. That the Board issue a policy statement publicly committing the Company to sound science in the interest of public health through the elimination of testing products on animal models in favor of less costly validated *in vitro* alternatives.
2. That the Board petition the relevant governmental regulatory agencies to permit Amgen to use reliable non-animal assays in connection with chemical and product testing generally, and specifically with reference to testing for skin corrosion, absorption, irritation, phototoxicity and pyrogenicity endpoints as applicable to the Company's products.
3. That the Board establish a Shareholders Advisory Committee consisting of balanced membership for the purpose of monitoring Amgen's success in achieving the objectives set forth above, and for the further purpose of advising the Board on these ethical, human health, and scientific issues, and submitting a statement included in the Annual Report to shareholders evaluating the Company's success in achieving these objectives.

***Supporting Statement***: Testing for skin corrosion, skin irritation, skin absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. Each of these five endpoints can now be tested utilizing non-animal methods.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal based test consists of locking rabbits in full-body restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test developed and validated in Europe as a total replacement for the primitive rabbit test, involves using human blood donated by healthy human donors. The *in vitro* test is more accurate, less costly, and the results are more quickly attainable.

It is in the Company's best interest that it further sound corporate stewardship by a commitment to utilizing validated *in vitro* methods of testing as a humane alternative to unnecessary animal tests. We request your consideration and support of this Resolution.



Sidney Art, CFM
First Vice President -
Investments

Kenneth Healing, CFP
Assistant Vice President
Investment Associate

Perry S. Richards, CIMA, CFM
Vice President
Wealth Management Advisor

Lily Masutani, CFM
Senior Associate

James Roh, CFM
Registered Client Associate

Global Private Client Group

9560 Wilshire Blvd
Third Floor
Beverly Hills, California 90212
310 858 4688
800 967 8813

Via Facsimile
(310) 476-3457

November 5, 2003

Joan Lewis
3473 Mandeville Canyon Road
Los Angeles, CA 90049

As you have requested, we have attached a copy of your most recent statement showing your holding of Amgen as of October 31, 2003. The original purchase date is shown in the 5th column from the left.

Please call should you have any questions.

Sincerely,

Ken Healing

Kenneth Healing

We are providing the above information as you requested; however, we consider your monthly statements to be the official documentation of all transactions.

CMA ACCOUNT

## Equity Weighting by Economic Sector *

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| A - Health Care | 14% | D - Consumer Discretionary | 5% | G - Financials | 23% | J - Energy | 3% |
| B - Consumer Staples | 9% | E - Industrials | 7% | H - Telecommunications Services | 7% | K - Unassigned | 0% |
| C - Information Technology | 27% | F - Materials | 2% | I - Utilities | 5% | | |

* Economic sectors conform to the Global Industry Classification Standard. See statement border.

## Current Portfolio

| Quantity | Security Description | Symbol | Sector | Date Acquired | Adjust/Unit Cost Basis | Total Cost Basis | Estimated Market Price | Estimated Market Value | Unrealized Gain or (Loss) | Estimated Annual Income | Current Yield % |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Equities | | | | | | | | | | | |
| 100 | ** AMGEN INC COM PV $0.0001 | AMGN | (A) | 11/26/03 | 47.83 | 4,783 | 61.76 | 6,176 | 1,392 | | |

# EXHIBIT B

# AMGEN INC.'S LETTER TO THE PROPONENT

Ellen L. Gams
Senior Associate General Counsel

**AMGEN**

Amgen
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
805.447.1000
Direct Dial: 805.447.2795
Fax: 805.499.8011
E-mail: egams@amgen.com

November 21, 2003

By Federal Express ((310) 476-5065)


DEC 2 2 2003

Joan Lewis, Esq.
3473 Mandeville Canyon Road
Los Angeles, CA 90049

Re: Amgen Inc.: Stockholder Proposal

Dear Ms. Lewis:

Steve Odre asked that I respond to your letter to him dated November 10, 2003 and received on November 12, 2003. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request that you please:

1. provide appropriate documentation supporting that *by the date you submit your proposal* you have held the requisite amount of Amgen securities for at least one year. I note that your proposal was submitted on November 12, 2003 and the enclosed statement shows that shares of Amgen Inc. common stock were acquired on November 26, 2002, less than one year from the date of your submission.

2. confirm that the shares are held in the exact name of the person submitting the proposal, *i.e.* that you are the beneficial owner and not acting on behalf of the beneficial owner. For example, if the shares are held in a trust, please identify that the trust is the beneficial owner and that (i) the trust is making the proposal and (ii) that you, Joan Lewis, Esq., are authorized by the trust to make such a proposal on behalf of the trust. In addition, please provide documentation with respect to any trust or other arrangements, as applicable.

3. comply with the requirement that a proposal, including any accompanying supporting statement, does not exceed 500 words.

Please be advised that your failure to comply with the requests contained in this letter will constitute noncompliance with Rule 14a-8 under the Exchange Act and will provide a basis for Amgen to omit your proposal. Your response must be postmarked no later than 14 days from the date you receive this letter.

You should also be aware that even if you do comply with the requests contained in this letter, Amgen reserves the right to take all action available to it under the rules

promulgated by the Securities and Exchange Commission to cause your proposal to be omitted from Amgen's proxy statement.

Finally, with respect to the subject matter of your proposal, please understand that where appropriate Amgen uses *in vitro* or alternative models for testing.

Please call me at (805) 447-2795 with any questions you may have regarding this letter.

Very truly yours,



Ellen L. Gams

cc: Steven M. Odre

## EXHIBIT C

## PROPONENT'S RESPONSE TO AMGEN INC.'S LETTER
(including a copy of Proponent's revised Proposal)

**JOAN LEWIS, ESQ.**
3473 Mandeville Canyon Road
Los Angeles, California 90049
Tel. (310) 476-5065
Fax (310) 476-3457


RECEIVED

November 26, 2003

Mr. Steven M. Odre
Secretary, Amgen Inc.
One Amgen Center Drive
Thousand Oaks, California 91320-1799

Attn: Ellen L. Gams

Re: Shareholder Resolution for Inclusion in the 2004 Proxy Statement

Dear Mr. Odre and Ms. Gams:

I am responding to Ms. Gams' letter of November 21st relating to a Shareholder Resolution I submitted to Amgen on November 10, 2003.

Attached to this letter is a revised Shareholder Proposal submitted for inclusion in the proxy statement for the 2004 annual meeting. The revised Proposal complies with the Section 14a-8(d) limitation on length and is submitted within the time frame required by Rule 141-8(f)(1).

Also attached is a copy of a faxed letter from Merrill Lynch addressing the Company's questions as set forth at paragraphs 1 and 2 of your November 21st letter. The original will be sent to you under separate cover along with certain pages from the trust document.

Thank you for your consideration. Please let me know if you need anything further.

Very truly yours,

Joan Lewis

Joan Lewis

Enclosures

## SHAREHOLDERS' RESOLUTION

This Proposal is submitted by Joan Lewis, owner of 100 shares of stock.

It relates to availability of validated *in vitro* tests for assessing dermal and pyrogenic affects, as an alternative to painful and unnecessary animal testing. AMGEN, INC. ("AMGEN" or "the Company") should commit to utilizing validated *in vitro* tests in place of live animal assays whenever possible.

RESOLVED, the shareholders of AMGEN request that the Board:

1. Commit to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity, and generally commit to elimination of product testing on animals in favor of validated *in vitro* alternatives;
2. Request that relevant regulatory agencies accept validated *in vitro* tests as replacements for animal tests; and
3. Form a Shareholders Advisory Committee to counsel the Board on these issues and report annually to shareholders on the Company's progress.

***Supporting Statement:*** AMGEN has a responsibility to use non-animal test methods, because they are reliable, often faster and more economical, and more humane. Testing for skin corrosion, irritation, absorption, phototoxicity, and pyrogenicity on animals is no longer necessary, and can be tested using non-animal methods.

Testing for skin corrosion can be accomplished using skin equivalent tests such as EpiDerm™ and EpiSkin™. In the animal test, rabbits are locked into full body restraints and the chemical applied to shaved skin for several hours.

Canada, the European Union, and most countries in the Organization for Economic Cooperation and Development (OECD) accept the *in vitro* tests as total replacements for animal tests.

Chemical absorption through the skin can be determined using isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach is accepted as an OECD Test Guideline, and is the default approach for skin absorption testing in several European nations.

Once a chemical has been determined to be non-corrosive, its potential to cause mild irritation can be tested using a clinical skin patch test. This test is accepted by Regulators in Canada as a valid replacement for animal based skin irritation testing.

Phototoxicity, an inflammatory reaction caused by interaction of a chemical with sunlight, can be evaluated using 3T3 Neutral Red Uptake ("NRU") test. The animal based test involves applying different concentrations of a chemical on the shaved skin of guinea pigs, and exposing half of the animals to ultraviolet radiation for at least two hours. The NRU test is accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity, the inflammatory reaction and fever that can occur when intravenous drugs and pharmaceuticals interact with the immune system can be evaluated using blood from healthy human donors. The animal test consists of locking rabbits in full-body restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test validated in Europe is a total replacement for the rabbit test. The *in vitro* test is more accurate, and results more quickly attainable.

It is in the Company's best interest that it commit to utlizing validated *in vitro* methods of testing as a humane alternative to unnecessary animal tests.

Sidney Art
First Vice President - Investments

Kenneth Healing, CFP
Assistant Vice President
Investment Associate

Perry S. Richards, CFM
Vice President
Senior Financial Advisor

Lily Masutani, CFM
Senior Associate

James Roh, CFM
Registered Client Associate

Global Private Client Group

9560 Wilshire Blvd.
Third Floor
Beverly Hills, California 90212
310 858 4688
800 967 8813
FAX 310 859 2900
The_Art_Team@pclient.ml.com



November 26, 2003

Joan Lewis
3473 Mandeville Canyon Road
Los Angeles, CA90049

Re: Account of Joan Lewis, Trustee
The Joan Lewis Separate Property Trust
Dated 8/16/83

Dear Joan,

In response to your inquiry, your Trust account is the holder of record of 100 shares of Amgen, Inc. common stock. You, acting as the Trustee, acquired these shares on November 26, 2002 and held them continuously for a period of one year prior to the date of submission of your shareholder proposal. My understanding is the date you submitted your revised Shareholder Resolution is the same date as this letter. Also enclosed are pertinent pages of the trust document identifying the Trust as well as your powers as Trustee.

We hope you find this information useful.

Sincerely,

Ken Healing

Kenneth Healing

FROM : LEWISCORTES FAX NO. : 310 476345757 Nov. 28 2003 04:33PM P1

effect of directly or indirectly preferring one beneficiary or group of beneficiaries over others.

11. With respect to securities held in Trust, to have all the rights, powers, and privileges of an owner, including, but not by way of limitation, the power to vote, give proxies, and pay assessments, to participate in voting trusts, pooling agreements, foreclosures, reorganizations, consolidations, mergers, liquidations, sales, and leases, and incident to such participation, to deposit securities with and transfer title to any protective or other committee on such terms as the Trustee may deem advisable; and to exercise or sell stock subscription or conversion rights. The Trustee shall have the power to hold securities or other property in the Trustee's name as Trustee under this Trust, or in the Trustee's own name, or in the name of a nominee, or the Trustee may hold securities in such condition that ownership will pass by delivery.

12. To employ reputable investment counsel and other advisors, accountants, attorneys or other agents of the Trustee's selection from time to time for the purposes of assisting the Trustee to administer the Trust and advising the Trustee with respect to investments held or contemplated hereunder. A reasonable compensation to such individuals shall be paid by the Trustee out of the income or principal of the Trust Estate, as the Trustee shall determine, and shall not be charged against the compensation to which the Trustee is entitled for his services hereunder.

**JOAN LEWIS, ESQ.**
3473 Mandeville Canyon Road
Los Angeles, California 90049
Tel. (310) 476-5065
Fax (310) 476-3457

January 23, 2004

Martin P. Dunn, Deputy Director
Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal to Amgen, Inc.

Dear Mr. Dunn:

This letter is in response to yours dated January 12, 2004 (copy attached), in which the SEC advised Amgen, Inc. that it will not recommend enforcement action if the Company omits my Shareholder Proposal from its 2004 proxy materials. For the reasons which follow, I request that the SEC reconsider its decision.

Amgen's attorneys' Latham & Watkins, submitted a "No Action Request" to the SEC by letter dated December 22, 2003. The sole basis upon which Amgen sought to omit my Proposal was that it exceeds the 500-word limitation by 11 words.

Although I am indicated to have been copied on this letter, I never received a copy by any means whatsoever. Upon my receipt yesterday of the SEC's no action ruling which included a copy of Amgen's letter, I directed my attorney to contact Amgen's counsel, Tricia L. Emmerman, Esq. at Latham & Watkins, to determine whether there was any proof that I had been copied on the December 22nd letter to the Agency. Ms. Emmerman advised my attorney that Latham & Watkins has no evidence to support its claims that I was copied on the No Action Request letter. Had I received a copy of that letter, I would have filed an objection with the SEC and offered to eliminate the 11 words by which the Resolution allegedly exceeds 500 words (*e.g.* by deleting the final sentence of the Resolution). A revised Resolution omitting the final sentence is attached. The Resolution now consists of 490 words in compliance with Rule14a-8(d).

Accordingly, since I did not receive Amgen's December 22nd letter until yesterday, the SEC's ruling is based on a procedural defect. I respectfully request that the SEC withdraw its no enforcement action decision, consider my resolution to have the last sentence deleted which brings it to under 500 words, and advise Amgen that the SEC will recommend enforcement action if the proposal is omitted from the 2004 proxy materials.

Very truly yours,



Joan Lewis

JL/pc

cc: Tricia L. Emmerman, Esq.
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007

## EXHIBIT D

## JOAN LEWIS LETTER TO MR. DUNN DATED JANUARY 23, 2003

**JOAN LEWIS, ESQ.**
3473 Mandeville Canyon Road
Los Angeles, California 90049
Tel. (310) 476-5065
Fax (310) 476-3457

January 23, 2004

Martin P. Dunn, Deputy Director
Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal to Amgen, Inc.

Dear Mr. Dunn:

This letter is in response to yours dated January 12, 2004 (copy attached), in which the SEC advised Amgen, Inc. that it will not recommend enforcement action if the Company omits my Shareholder Proposal from its 2004 proxy materials. For the reasons which follow, I request that the SEC reconsider its decision.

Amgen's attorneys' Latham & Watkins, submitted a "No Action Request" to the SEC by letter dated December 22, 2003. The sole basis upon which Amgen sought to omit my Proposal was that it exceeds the 500-word limitation by 11 words.

Although I am indicated to have been copied on this letter, I never received a copy by any means whatsoever. Upon my receipt yesterday of the SEC's no action ruling which included a copy of Amgen's letter, I directed my attorney to contact Amgen's counsel, Tricia L. Emmerman, Esq. at Latham & Watkins, to determine whether there was any proof that I had been copied on the December 22nd letter to the Agency. Ms. Emmerman advised my attorney that Latham & Watkins has no evidence to support its claims that I was copied on the No Action Request letter. Had I received a copy of that letter, I would have filed an objection with the SEC and offered to eliminate the 11 words by which the Resolution allegedly exceeds 500 words (*e.g.* by deleting the final sentence of the Resolution). A revised Resolution omitting the final sentence is attached. The Resolution now consists of 490 words in compliance with Rule14a-8(d).

Accordingly, since I did not receive Amgen's December 22nd letter until yesterday, the SEC's ruling is based on a procedural defect. I respectfully request that the SEC withdraw its no enforcement action decision, consider my resolution to have the last sentence deleted which brings it to under 500 words, and advise Amgen that the SEC will recommend enforcement action if the proposal is omitted from the 2004 proxy materials.

Very truly yours,



Joan Lewis

JL/pc

cc: Tricia L. Emmerman, Esq.
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007